Free Writing Prospectus

Filed Pursuant to Rule 433

File No. 333-188176

Investor Relations PRESS RELEASE No. RI028

Grupo Televisa Announces Intention to Initiate a Bond Offering at a Future Date

Mexico City, November 17, 2015 – Grupo Televisa, S.A.B. (“Grupo Televisa”; NYSE: TV; BMV: TLEVISA) announced today its intention to initiate a public offering of up to US$1,200 million long term bonds at a future date, subject to market conditions and other prevailing factors. Although no assurances can be given in this regard, it is currently expected that the offering would take place within the next 90 days, and that the bonds would be dollar denominated. If the offering is consummated, the proceeds would be used for general corporate purposes including the capital expenditures associated with the continued growth of our cable and telecom segments.

Grupo Televisa has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) and will file a prospectus supplement in connection with any offering thereunder. Before you invest in any such offering, you should read the base prospectus in that registration statement, the applicable preliminary prospectus supplement and the other documents Grupo Televisa files with the SEC for more complete information about Grupo Televisa and such offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

About Grupo Televisa

Televisa is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It operates four broadcast channels in Mexico City, produces and distributes 25 pay-TV brands for distribution in Mexico and the rest of the world, and exports its programs and formats to the U.S. through Univision Communications Inc. (“Univision”) and to other television networks in over 50 countries. Televisa is also an active participant in Mexico’s telecommunications industry. It has a majority interest in Sky, a leading direct-to-home satellite television system operating in Mexico, the Dominican Republic and Central America. Televisa also participates in Mexico’s telecommunications industry in many regions of the country where it offers video, voice and broadband services. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal Internet portal and gaming. In the United States, Televisa has equity and warrants which upon its exercise and subject to any necessary approval from the Federal Communications Commission (“FCC”) in the United States, would represent approximately 36% on a fully diluted, as-converted basis of the equity capital in Univision Holdings Inc. (f/k/a Broadcasting Media Partners, Inc.), the controlling company of Univision, the leading media company serving the United States Hispanic market.

Disclaimer

This press release contains forward-looking statements based on the current expectations of Grupo Televisa, S.A.B. Actual future events or results could differ materially from these statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Grupo Televisa, S.A.B. undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations:

Carlos Madrazo / Tel: (52 55) 5261 2445 / cmadrazov@televisa.com.mx

Eduardo Nestel / Tel: (52 55) 5261 2438 / enestel@televisa.com.mx

Media Relations:

Alejandro Olmos / Tel: (52 55) 4438 1205 / aolmosc@televisa.com.mx

Regina Moctezuma / Tel: (52 55) 5224 5456 / rmoctezumag@televisa.com.mx

www.televisair.com